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                               PURCHASE AGREEMENT

THIS AGREEMENT is made and entered into this 23rd day of May, 2002, by and between Colin J. Davidson and Julie A. Davidson, hereinafter collectively referred to as "SELLER" and, Brooke Corporation hereinafter referred to as the "BUYER":

WITNESSETH THAT:

WHEREAS, Colin J. Davidson owns 51% of the ownership interest (hereinafter referred to as "Membership Interest" or "Interest") of CJD and Associates, L.L.C. hereinafter referred to as the Company;

WHEREAS, Julie A. Davidson owns 49% of the ownership interest of the Company;

WHEREAS, the Membership Interest owned by Seller represents all of the outstanding and issued Membership Interest of the Company;

WHEREAS, Buyer desires to purchase from Seller, on certain specified terms and conditions, all of their Membership Interest in the Company;

WHEREAS, Buyer and Seller desire to enter into an agreement setting forth the terms and conditions pursuant to which such purchase of the Interest shall be consummated.

NOW THEREFORE, in consideration of the mutual promises and conditions herein set forth, and in order to induce each other to enter into and perform the undertakings herein set forth, Buyer and Seller, do, by these presents, hereby agree as follows:

                                    ARTICLE I
                            PURCHASE OF THE INTEREST

1. PURCHASE OF INTEREST. Buyer agrees to purchase 100% of Seller's Membership Interest of the Company which represents 100% of the issued and outstanding Membership Interest of the Company.

2. PURCHASE PRICE. The purchase price for the Interest of the Company being acquired hereunder shall be the sum of (i) One Million Five Hundred Thousand and No/100 Dollars ($1,500,000) and (ii) the net book value of the Company's assets (exclusive of certain assets as set forth hereinafter) less its liabilities as reflected on the Closing Balance Sheet (as hereinafter defined). All assets of the Company shall be included in such computation except expiration rights and organization costs (net of accumulated amortization with respect thereto). The Company, Buyer and Seller shall be jointly responsible for compiling the Closing Balance Sheet.

3. PAYMENT OF PURCHASE PRICE. Buyer will, upon execution of this agreement, pay Seller Fifteen Thousand and no/100 Dollars ($15,000), which amount shall constitute an earnest money deposit. The Buyer shall pay to Seller an additional cash payment of One Million Four Hundred Eighty Five Thousand and no/100 Dollars ($1,485,000) in good funds at the time of closing and another cash payment one month after closing in the amount of the Company's net book value


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which represents the remaining purchase price as calculated in accordance with paragraph 2 of this Article.

4.  CONTINGENCY PAYMENTS

In addition to the purchase price payable at closing (and the payment due one month after closing) as set forth above, Seller shall be entitled to additional payments contingent upon certain operational results of the Company after closing. Specifically, it is agreed that for a period of 48 months beginning with the fourteenth month after the month in which closing occurs, Buyer shall pay to Seller contingency payments (the "Contingency Payments") equal to 30% of
(i) the gross income (as hereinafter defined) of the Company less (ii) brokerage commissions (as hereinafter defined) paid by the Company. All Contingency Payments shall be made on a monthly basis with each Contingency Payment due on or before the twentieth day of the month following the month in which such Contingency Payments have been earned in accordance with Generally Accepted Accounting Practices and reconciled or verified against corresponding insurance company statements. A summary of the basis upon which the amount of the Contingency Payment was calculated shall accompany each payment. For purposes of this provision, the gross income of the Company shall include all income earned, as calculated in accordance with Generally Accepted Accounting Practices and reconciled or verified against corresponding insurance company statements, historically credited to the following accounts of the Company: 4000, 4010, 4030, 4100, 4110, 4120, 4200, 4300, 4500 and 4510. For the purposes of this provision, the brokerage commissions shall include all amounts historically reflected in the following accounts of the Company: 4020 and 5310.

In addition, notwithstanding anything herein contained to the contrary, Buyer agrees to pay to Seller as additional Contingency Payments all profit sharing commissions received by the Company between the date of closing and the end of the thirteenth month following the month in which closing occurs. Such payments shall be made by Buyer within ten days after the date of receipt of such profit sharing commissions by the Company. For the purposes of this paragraph, profit sharing commissions shall mean commissions historically credited to the Company's account 4010.

5. TRANSFER RESTRICTIONS Buyer agrees that, during the five year period following the closing of the agreement, the Company shall not sell or otherwise transfer any services, policies, coverages, or products (or commissions associated therewith) related to any insurance program or excess and surplus lines insurance currently sold, renewed, serviced or delivered by the Company or which may be sold, renewed, serviced or delivered in the future by the Company (unless otherwise stated, for the purposes of this Agreement, the "E & S Programs"). Furthermore, Buyer agrees that, during said period, the Company's contracts that are currently in place with insurance companies (or commissions associated therewith) will not be transferred to any other person or entity. Commencing sixty (60) days after the closing date and through a five year period following the closing of the agreement, Company shall have the first right to quote any excess and surplus lines risks which Buyer or a franchise agent of Buyer wishes to place. If excess and surplus lines coverage for the risk cannot be written by Company or coverage with another carrier is found to be better or can be obtained at a better rate, then the Buyer and its franchise agents may quote and place the risk with another excess and surplus lines agency. Nothing in this paragraph shall be interpreted to guaranty the continued contractual relationship with any company with which the Company is currently contracted. Furthermore, nothing in this

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agreement shall be interpreted to preclude Buyer from purchasing other excess and surplus lines agencies or operations during the five-year period following the closing date. In the event Buyer does acquire another excess and surplus lines agency or operation, Buyer may, but shall not be required to, consolidate the production of such agency or operation into the Company's E&S Programs, and shall not be required to consider the income of any such acquired agency or operation in the calculation of the Contingency Payments described in paragraph 4 of this agreement.

Notwithstanding the foregoing, services, policies, coverages, products or contracts shall not be considered related to the E & S Programs if they are part of or associated with a limousine or car rental program.

6. CLOSING DATE. Closing of this sale shall occur on July 1, 2002 (the "closing date"), unless (i) Buyer, upon 5 days written notice to Seller, exercises its unilateral right to postpone the closing date up to 30 days, (ii) Buyer, upon 5 days written notice to Seller, exercises its unilateral right to accelerate the closing date, or (iii) another date is agreed upon in writing by the parties. In the event, Buyer exercises its unilateral right to accelerate the closing date, the parties agree that, for the purposes of establishing the purchase price set forth in paragraph 2 above, the Closing Balance Sheet shall be defined as the balance sheet of the Company as of June 30, 2002, even if the accelerated closing date is prior to June 30, 2002.

7.   FINANCIAL STATEMENTS.

a) End of Fiscal Year Financial Statements. The financial statements of the Company as of its most recent fiscal year end (Exhibit D) fairly present and correctly state the financial condition of the Company as of that date according to Generally Accepted Accounting Practices (except for the accounting treatment of insurance expirations), and Seller has not learned of any facts indicating that such financial statements are not substantially correct and accurate as of that date. Seller shall provide to Buyer financial statements and/or accounting reports, if any, regarding the financial condition of the Company as of the end of the most recent fiscal year which have been prepared by Seller's or the Company's accountants.

b) Closing Balance Sheet. A closing balance sheet shall be jointly compiled by the Company, Buyer and Seller during the thirty days after closing and shall be prepared in accordance with Generally Accepted Accounting Practices (except for the accounting treatment of insurance expirations), showing the value of all assets and liabilities as of the date of closing, including accrued liabilities for expenses such as salaries and employee benefits.

c) A depreciation schedule that corresponds to the Company's net asset account balances on the fiscal year end balance sheet will be provided by the Company to the Buyer prior to closing.

d) In the event that Buyer discovers, within twelve (12) months of the closing date, that the account balances of the Company's assets have been materially overstated, or the account balances of the Company's liabilities materially understated or undisclosed, on the closing balance sheet, then the Buyer may reduce the amount of the contingency payments referenced in paragraph 4 of this Article accordingly. If said contingency payments are insufficient to cover the reduction, Seller shall pay Buyer any adjustment owed upon Buyer's request for payment. In the event the Seller discovers, within twelve (12) months of the closing date, that the account


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balances of the Company's liabilities have been materially overstated on the closing balance sheet, then the amount of such overstatement shall be paid to the Seller upon Seller's request for payment. If Buyer and Seller dispute the account balances of the Company's assets or liabilities, then an independent accounting firm mutually agreed upon by the parties shall be retained to conduct an audit of the closing balance sheet to resolve such dispute.

e) All material fixed liabilities and all material contingent liabilities that are not incurred in the ordinary course of business shall be disclosed as Exhibit H which Seller represents as accurate pursuant to Article II paragraph 11 of this agreement. In the event that any such liabilities are understated, improperly disclosed or undisclosed, and results in direct obligation of the Company, then the Buyer may reduce the amount of contingency payments referenced in paragraph 4 of this Article accordingly. If said contingency payments are insufficient to cover the reduction, Seller shall pay Buyer any adjustment owed upon Buyer's request for payment.

f) Seller guarantees payment of insurance premium accounts receivables, premium finance loan receivables and other receivables that are over ninety (90) days delinquent at the time of closing. In the event Seller has to perform on any such guarantee, then the Buyer may reduce the amount of contingency payments referenced in paragraph 4 of this Article accordingly. If said contingency payments are insufficient to cover the reduction, Seller shall pay Buyer any adjustment owed upon Buyer's request for payment. To the extent Seller is required to make any payment to Buyer (either through a reduction of a Contingency Payment or direct payment by Seller to Buyer) under the terms of this paragraph, and the receivable with respect to which such payment was made by Seller is subsequently collect by Buyer, then the amount so collected by Buyer shall be remitted by Buyer to Seller by the 20th day of the month following the month of collection. If Seller so requests, Seller shall be permitted to pursue collection of any such receivable for which Seller has made payment to Buyer under the terms of this paragraph (whether by offset of Contingency Payments or direct payment by Seller).

8. PLACE AND TIME OF CLOSING. Closing shall take place at the offices of the Buyer at 11:00 a.m., Kansas City time on the Closing Date as provided herein.

9. PERFORMANCE PRIOR TO CLOSING. Buyer and Seller each will satisfy and perform all obligations, requirements and undertakings to be satisfied or performed by them, respectively, under this Agreement prior to the Closing Date.

10. ADDITIONAL ACTIONS AT CLOSING. On the Closing Date, the following transactions will take place and be accomplished:

a) Seller will deliver to Buyer certificates with assignment and transfer powers evidencing Seller's ownership of 100% of the Membership Interests of the Company, with full warranties of title, free and clear of all encumbrances.

b) The Seller will deliver to the Buyer all minute books, organizational documents, Unit transfer books and other limited liability company records of the Company brought current to the Closing Date.


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c) During the five year period following the closing of this agreement, Seller shall discontinue using the name Davidson Babcock, CJD and Associates, L.L.C. and/or any variation thereof except to the extent such use is pursuant to Seller's employment with the Company.

d) Seller shall provide a detailed listing and aging of all the Company's accounts or notes receivable outstanding as of the closing date.

e) Seller shall execute and deliver to Buyer the employment contract in substantially the form and content attached hereto as Exhibit I.

f) The parties will cooperate to obtain at Closing a release of all personal guarantees provided by Seller with respect to any Company obligations. To the extent such releases cannot be obtained on the Closing Date, the parties agree to exercise best efforts to obtain a release of such guarantees as soon as reasonably possible thereafter. Until such guarantees have been released, Buyer agrees to indemnify and hold Seller harmless from and against any loss, damage, expense (including reasonable attorney's fees) or liability with respect to any such guarantee. Specifically, the parties recognize that as soon as reasonably possible after the Closing Date, they shall seek to replace the personal guarantee of Seller with the corporate guarantee of Buyer with respect to all contracts between the Company and insurance companies it represents.

11. CONTINGENCIES. a) The closing of this agreement is subject to Buyer's satisfaction with the due diligence inspection conducted with respect to the Company, the Company's assets and liabilities, and the valuation of same. The inspection of the Company's assets shall include but is not limited to, an inspection to determine that the current market value of tangible assets is approximately the same as their book value.

b) In the event of unsatisfactory due diligence inspection then, this agreement may, at the option of the Buyer, become null and void and Buyer shall be entitled to the return of its earnest money payments and all parties shall thereupon be released from any further liability under this agreement. If Buyer deems the due diligence to be unsatisfactory, it shall be obligated to give notice of same to Seller on or before June 14, 2002, provided Seller has provided Buyer with all information and documentation requested by Buyer to conduct its due diligence inspection on or before June 5, 2002. If no such notice is provided by such date, then the due diligence shall be deemed satisfactory and Buyer shall be obligated to proceed to closing, subject to satisfaction of all other conditions to closing as set forth herein.

                                   ARTICLE II
                   REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby covenants, represents and warrants as follows:

1. SELLER. Seller has the power to execute, deliver and perform all obligations hereunder, and has taken all actions required by law or otherwise to authorize such execution, delivery and performance.

2. INTENTIONALLY LEFT BLANK.

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3. THE COMPANY. CJD and Associates, L.L.C. is a Kansas limited liability company which is duly organized, validly existing and in good standing under the laws of the State of Kansas. Such limited liability company is licensed to sell excess and surplus lines and property/casualty in the states in which it conducts business where licensing of the Company is required. There is no proceeding currently pending or any action threatened (including, without limitation, action to revoke any licenses or authorities issued) by any entity regulating the sale of insurance in any state in which the Company is licensed or elsewhere. Furthermore, Seller is not aware of the existence of any facts that may constitute the grounds for the suspension or revocation of any licenses or authorities issued by any entity regulating the sale of insurance.

4. MINUTE BOOKS, RECORDS. Seller shall make available to Buyer or its representatives the minute books and transfer books of the Company for inspection. Such minute books are, with respect to all limited liability company transactions and proceedings, accurate and complete in all respects and reflect all resolutions adopted and all actions authorized or ratified by the members of the Company, including those required to carry out the duties and obligations of the Company hereunder. Copies of all minutes of meetings held or actions taken by the Company will be made available to Buyer for inspection prior to the Closing Date. The transfer books and Membership Unit certificate ledgers of the Company are, with respect to all Membership Unit transfers and transactions, in good order, complete, accurate and current and contain all necessary signatures and set forth all Membership Interests issued, transferred and surrendered.

5. MEMBERSHIP INTEREST OF COMPANY. As of the Closing Date, Seller is the owner and holder, beneficially and of record of 100% of the Membership Interest of the Company. There are no liens, claims or encumbrances against such Interest and that Seller has full and unlimited authority to dispose of such Interest.

6. FINANCIAL STATEMENTS. Seller represents that the end of fiscal year financial statements and corresponding notes attached as Exhibit D accurately and fairly represent the assets and liabilities of the Company as of the Company's most recent fiscal year end in accordance with General Accepted Accounting Principals (except for the accounting treatment of insurance expirations).

7. ASSETS. The Company has good and merchantable title to all assets shown on its books, and such assets will be as of the Closing Date free and clear of all liens, encumbrances and charges except for current personal property taxes and assessments not delinquent and except as fully disclosed in writing to Buyer.

8. TAX RETURNS AND AUDITS. The company has duly filed on a timely basis with the appropriate governmental agencies all tax returns and tax reports which are or were due or are required to be filed by the Company with respect to all periods of time, and all taxes, interest, penalties, and charges due or to become due for all periods of time prior to closing have been paid in full. There are no ongoing or pending examinations or investigations pertaining to taxes or assessments asserted against the Company by any taxing authority, and no agreement for the extensions of the time for the assessment of any amount of tax has been or shall prior to the Closing Date be entered into or requested by or on behalf of the Company. Seller acknowledges and agrees that income taxes for profits of the Company up to the Closing Date shall be the sole responsibility of Seller.
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9.  LITIGATION.  Seller  represents  that  there  are no  judgments,  actions, arbitration or decrees pending against the Company, nor is there any litigation, action or proceeding threatening or pending against the Company except as disclosed on Exhibit H.

10. NO DEFAULT OR VIOLATIONS. The execution and delivery of this Agreement and compliance with and performance of the terms hereof by Seller will not conflict with or result in a breach of the provisions of, or constitute a default under, any indenture, agreement or other instrument to which the Seller is bound and such execution, delivery, compliance and performance will not violate any law or regulation of the United States, of the State of Kansas, or any regulatory or administrative body or agency. Notwithstanding the foregoing, Seller and Buyer acknowledge that the agreements by and between the Company and certain insurance companies require the written consent of such insurance companies prior to a change of control of the Company. A list of such insurance companies is attached hereto as Exhibit E.

11. OTHER LIABILITIES AND CLAIMS. There are no material liabilities, debts, leases, charges, claims, contracts or assessments against the Company, fixed or contingent other than the liabilities and claims specifically disclosed on Exhibit H and those fixed liabilities incurred in the ordinary course of business. Accordingly, all material contingent liabilities have been disclosed on Exhibit H and all material fixed liabilities that are not incurred in the ordinary course of business have been disclosed in Exhibit H. Fixed liabilities that are incurred in the ordinary course of business have not been disclosed on Exhibit H but are included on the Seller's Financial Statements and Closing Balance Sheet. The terms, conditions and/or circumstances of all liabilities listed on Exhibit H shall be briefly summarized as part of said exhibit. For the purposes of this paragraph, a liability, debt, lease, charge, claim, contract or assessment shall be deemed material if it results in annual payments by the Company of One Thousand Dollars ($1000) or more per year or could result in liability to the Company of One Thousand Dollars ($1000) or more. For the purposes of this paragraph, a liability shall be deemed incurred in the ordinary course of business if such liability is incurred directly in relation to insurance premium or net premium billings.

12. PAYMENT OF CLAIMS. If prior to the Closing Date, any claim covered by any provision, warranty, covenant, representation, obligation, statement, or agreement of the Seller shall arise, the Buyer will give notice of such claim to Seller and the Seller, at their own expense, shall employ counsel, accountants, or other experts to handle the matter on behalf of the Company If such claim results in a deficiency, judgment, payment, cost, claim or demand, including penalty, interest, fees and all expenses, Seller will reimburse the company from the proceeds of this transaction, net of recoverable insurance proceeds.

13. ADMINISTRATIVE ORDERS. There are no administrative orders or supervisory actions by state or federal regulatory authorities now in force or pending as of the date hereof which affect the Company.

14.  INTENTIONALLY LEFT BLANK.

15. NAME. Buyer shall have the unrestricted use of the name Davidson Babcock and Seller has not authorized and will not authorize anyone else to use the name or any variation thereof.
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16. COMMISSIONS. The Seller warrants and represents that the Company has received net sales commissions of at least Two million Four Hundred Thousand and no/100 Dollars ($2,400,000), for the twelve (12) month period ending April 30, 2002. Net Commissions shall be defined as the total sales commissions income received from insurance companies for such period less any sales commissions expense paid for such period. It is agreed that total sales commissions income shall include all income reflected in the following accounts of the Company:
4000, 4010, 4030, 4100, 4110, 4120, 4200, 4300, 4500 and 4510. Sales commissions expense shall include all expenses reflected in the following accounts of the
Company: 4020 and 5310.

17. COMPETITION; NON SOLICITATION; COOPERATION. Seller shall not engage directly or indirectly in the business of brokering excess surplus lines policies or selling medically durable equipment policies for a period of five years from and after the closing date except as an employee of the Buyer. Seller shall not for a period of five years from and after the Closing Date directly or indirectly solicit or write insurance policies or sell medically durable equipment policies to or for any customers that are or were a part of the Company's insurance book of business as of the Closing Date or at any time during the twelve month period prior to the Closing Date; provided, however, that such restriction shall not apply to Seller's service as an employee of Buyer after the Closing Date. Seller shall not for a period of five years following the closing date directly or indirectly attempt to divert any such customers from continuing to do business with the Company or Buyer. Seller shall not for a period of five years following the closing date, directly or indirectly, solicit any of the Company's producers, employees or agents to work for or contract with Seller or any competitor of Buyer, or make any disparaging statements about the Company or Buyer. For a period of two years from and after the closing date, Seller shall cooperate with the Buyer in all aspects of ownership transfer and shall assist the Company in all aspects of management transition. The parties acknowledge that the covenants set forth in this paragraph are material to this agreement and that unless otherwise specifically stated herein, One Hundred Fifty Thousand and No/100 Dollars ($150,000) shall be allocated to this covenant not to solicit and not to compete. Seller agrees that the covenants contained in this paragraph are reasonable and necessary and that Buyer has paid ample consideration for same. Nothing set forth in this paragraph 17 shall preclude Seller from engaging directly in the business of selling policies or soliciting or writing policies, if and only to the extent such business, solicitation or writing is pursuant to a written employment agreement with Buyer.

                                   ARTICLE III
              REPRESENTATION, WARRANTEES AND COVENANTS OF BUYER

Buyer hereby covenants, represents and warrants as follows:

1. STATUS. Buyer has the requisite power to execute, deliver and perform this agreement and all transactions contemplated herein. Further, Buyer warrants that it is a corporation in good standing under and by virtue of the laws of the State of Kansas and that the actions contemplated herein have been approved by the Executive Committee of the Board of Directors of Brooke Corporation.

2. NO DEFAULT OR VIOLATIONS. The execution and delivery of this Agreement and compliance with and performance of the terms hereof by Buyer will not conflict with or result in a breach of the provisions of, or constitute a default under any indenture, agreement or other instrument to which Buyer is bound; such execution, delivery, compliance and performance will not violate


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any law or regulation of the United States or the State of Kansas or any
regulatory or administrative body or agency.

3. CONFIDENTIAL INFORMATION. Buyer and its agents, prospective agents, employees, attorneys, accountants and representatives will hold in strict confidence all data and information, classified or unclassified, obtained from the Seller, pertaining to the financial condition, business or methods of operation of the Company and any of Company's customers. If for any reason the transaction contemplated by this agreement is not consummated, Buyer will return to Seller all copies, compilations and abstracts of all data, information and other written material regarding Company, or any of Company's customers, obtained pursuant to or in connection with this Agreement, and will not attempt to sell, transfer, use or profit from any such data, information or materials.

4. BALANCES DUE INSURANCE COMPANIES. Notwithstanding anything herein contained to the contrary, Buyer agrees that for a period of 61 months following the Closing Date, Buyer shall not remove or cause to be removed from the Company accounts funds which represent balances due insurance companies for insurance business written by the Company. Specifically, it is agreed that whenever the Company writes insurance business and receives payment from the insured, a portion of which is to be sent to the insurance company, the balance due the insurance company shall remain with the Company until such amount is actually remitted by the Company to the insurance company. The terms of this paragraph shall be specifically enforceable by Seller and a similar provision shall be included in the Security Agreement referenced in Article VII, paragraph 2.

                                   ARTICLE IV
                       COVENANTS AND AGREEMENTS OF SELLER

1. CONDUCT OF BUSINESS IN REGULAR COURSE. From the date hereof and continuing through the Closing Date, described as the "Interim Period", Seller shall not permit the business and operations of the Company to be conducted in an unsafe and unsound manner, nor permit any significant changes to be instituted in policy or operations. During the Interim Period, Seller shall prevent the Company from entering into any employment contract (other than those "at will"); making any substantial sales or changes in assets (subject to the right of Seller to make distributions in cash or in kind as long as in kind distributions do not result in removal of an asset that would materially impair the ability of the Company to conduct its business after the Closing Date or would result in a net book value of less than zero); engage in any extraordinary sales of assets; paying any obligations or liabilities other than current liabilities incurred in the ordinary and usual course of business; mortgaging, pledging or subjecting to lien any of their respective property or assets, or entering into any management, consulting or purchase agreements other than in the ordinary course of business. If the Company enters into any "at will" Employment Contract with any newly hired employee during the Interim Period, the Company shall give notice of same to Seller. Seller shall also direct the Company, in accordance with applicable laws and regulations. Seller shall also permit officers of Buyer to be present at all formal meetings of the managers of the Company and shall provide full access to all books and records of the Company. During the Interim Period, Seller shall notify Buyer of any significant change in the operation and management of the Company which might adversely affect the financial condition or operations of the Company.

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2. ACCESS TO COMPANY RECORDS, COOPERATION IN OBTAINING COMPANY CONTRACTS. Seller
will cause the Company to give Buyer full and free access at all reasonable time to the financial statements, offices, properties, personnel (managers only), auditors, books, records, Membership Unit books, minute books, company statements, customer lists, expirations, renewals, files and correspondence of the Company up until the Closing Date; provided however, that nothing herein contained shall constitute an extension of the June 14, 2002 deadline for completion of due diligence and delivery of the notice by Buyer that the due diligence was unsatisfactory. Such access to the Company records shall be conducted in such a manner that does not interfere with the normal operations of the Company and does not alert employees of the pending transaction. Seller shall cause the Company to provide Buyer and its agents all information and documents reasonably requested by Buyer.

3. INDEMNIFICATION. (a) Seller agrees to indemnify Buyer for any damage (net of any insurance proceeds, if applicable) resulting from any litigation or actions against the Company from any claims that might arise due to events occurring prior to Closing Date and of which Buyer or Seller receives notice within two
(2) years of the closing of this agreement. Claims shall include, but not be limited to, claims of customers alleging failure to renew, issue or otherwise service any policy prior to the date of closing, it being agreed that any liability for such errors and omissions in the transaction of business shall vest solely with Seller. However, notwithstanding anything herein contained to the contrary, in no event shall Seller's obligation to indemnify Buyer hereunder exceed in the aggregate the purchase price actually paid on the Closing Date. Further, notwithstanding anything herein contained to the contrary, in no event shall Seller have any indemnification obligation to Buyer hereunder until such time as the claims for indemnification total in the aggregate of $25,000, and then such indemnification obligation shall apply only to the amounts in excess thereof, subject to the limitation set forth in the immediately preceding sentence.

(b) The Seller warrants and represents that the Company currently has an errors and omissions insurance policy in force.

4. LIMITED LIABILITY COMPANY ACTS. The Seller will cause the Company to perform, with limited liability company proceedings and actions, all acts, deeds and things to be done that are necessary to perform and to carry out the terms and conditions of this Agreement, and, the Seller will execute all documents which are necessary under this Agreement.

                                    ARTICLE V
                 CONDITIONS PRECEDENT TO BUYER'S PERFORMANCE

Buyer shall be obligated to pay the corresponding portion of the Purchase Price to Seller on the Closing Date only after all of the following actions and conditions have been taken or satisfied:

1. ORGANIZATIONAL ACTS. Seller shall cause a meeting of the members of the Company to authorize execution of this Agreement, authorize the sale of the Membership Interest of the Company to Buyer, and authorize adoption of any necessary resolutions to comply, in accordance with applicable laws, with the terms and conditions of this Agreement.

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2. WARRANTIES AND REPRESENTATIONS. All provisions, warranties, covenants, representations obligations, statements and agreements of the Seller set forth in this Agreement shall be true in all respects as of the Closing Date, and Seller have so certified in writing as of the Closing Date.

3. PERFORMANCE OF OBLIGATIONS. Seller have performed and complied with all provisions, warranties, covenants, representations, obligations, statements and agreements which are to be performed or complied with by them under this Agreement prior to or on the Closing Date, and all contingencies have been met.

4. NO MATERIAL ADVERSE CHANGES IN FINANCIAL CONDITION. Between the date hereof and the Closing Date there will not be:

a) Any materially adverse change in the financial condition, articles of organization, operating agreement, assets, liabilities, or personnel of the Company other than changes occurring in the ordinary course of business;

b) Any disposition, giving or encumbrance by the Seller of any Membership Interest, or of any option or right to acquire any of the Membership Interest of the Company or any acquisition, distribution or retirement of any interest, except as provided herein;

c) Any materially adverse sale, encumbrance or other disposition of any asset owned by the Company, other than transaction in the ordinary course of business;

d) Any expenditures or commitment by the Company for the lease or purchase of assets or services of any kind, other than supplies in small quantities or other assets acquired in the ordinary course of business, unless Buyer provides prior written consent;

e) Any damage, destruction or loss, whether or not insured which materially affects the property, assets, business or prospects of the Company; or

f) Any increase in compensation, fees or benefits payable by the Company to managers, members, employees or both.

5. CONSENT OF INSURANCE COMPANIES. Seller shall have obtained consent of all those insurance companies identified on Exhibit E attached hereto and incorporated herein by reference with assurance that the consummation of the transactions described herein will not result in the termination of the Agreement between the Company and each such insurance carrier.

                                   ARTICLE VI
                 CONDITIONS PRECEDENT TO SELLER'S PERFORMANCE

The Closing shall take place only after all of the following actions and conditions have been taken or satisfied:

1. PAYMENT OF PURCHASE PRICE. Buyer shall have tendered to Seller the Purchase Price in the manner provided for in this Agreement.

2. PERFORMANCE OF OBLIGATIONS. Buyer shall have performed and complied with all obligations which are to be performed or complied with it under this Agreement prior to or on the Closing Date.

3. CONSENT OF INSURANCE COMPANIES. Seller shall have obtained consent of those insurance companies identified on Exhibit E attached hereto and incorporated herein by reference with assurance that the consummation of the transactions described herein will not result in the termination of the Agreement between the Company and each such insurance carrier. Seller shall exercise its best efforts to obtain such consents as soon as reasonably possible and shall submit a written request to such insurance companies for approval of the acquisition contemplated in this Agreement no later than May 24, 2002.

                                   ARTICLE VII
                              TERMINATION & DEFAULT

1. TERMINATION RIGHTS. This Agreement may be terminated, whereupon it shall be null and void, at any time prior to the Closing Date by:

a) The Buyer or Seller upon written mutual consent;
b) Buyer, if assets of the Company are damaged or destroyed during the Interim Period;
c) Seller, if Buyer has materially breached its obligations hereunder;
d) Buyer, if it is determined that Seller is in material violation of any condition precedent to closing, provision, warranty, covenant, obligation, representation, agreement or statement hereunder or that it will not be in full force and effect or true on the Closing Date.

2. DEFAULT. If Buyer shall fail to pay any amount due at closing, this agreement may be declared in default by Seller and Seller shall be entitled to retain the earnest money heretofore paid in full satisfaction and liquidation of all damages sustained by Seller. To secure the payment of the contingency payments described in paragraph 4 hereof, as well as the additional payment due one month after closing as provided in Section 3 of Article I hereinabove, and any and all other amounts due from Buyer hereunder, Buyer hereby grants to Seller a first lien security interest in and to the Company's assets. The parties agree to execute a Security Agreement in a form mutually agreeable to Buyer and Seller, and Buyer agrees that Seller may perfect its security interest by recording Forms UCC-1 with the Secretary of State and Register of Deeds. In the event Buyer fails to make contingency payments pursuant to paragraph 4 hereof within fifteen (15) days of the payment due date, then the Seller shall give written notice of such default to the Buyer at the address shown hereinafter. In the event Buyer fails to cure its default within 30 days, Seller shall be entitled to exercise the rights and remedies available to Seller allowed by applicable law including without limitation foreclosure rights.

                                  ARTICLE VIII
                                  MISCELLANEOUS

1. ENTIRE AGREEMENT; LAW GOVERNING. This Agreement embodies the entire agreement between the parties. There have been no agreements, representations or warranties between the parties hereto other than those set forth and provided for herein. This Agreement may be modified and amended only upon written agreement of the parties. This Agreement was entered into, and shall be construed and interpreted according to the laws of the State of Kansas. In the event that this or any other provision may be declared invalid, it shall not nullify the remaining terms of this agreement.

2. BINDING ON SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon, and be enforceable by, the parties hereto and their respective successors and assigns.

3. NOTICES. All notices and other communications hereunder shall be deemed to have been given when delivered by hand or when deposited in the mail, by certified or registered mail, postage prepaid, as follows:

      If to Buyer:      Mike Hess, President
                        Brooke Corporation
                        10895 Grandview Drive, Suite 250
                        Overland Park, KS  66210

      If to Seller:     Colin J. Davidson
                        9942 W. 149th Terrace
                        Overland Park, KS  66221

4. COUNTERPARTS. This Agreement may be execute simultaneously in two or more counterparts, each of which shall be deemed an original, and all of which when taken together shall constitute one and the same agreement.

5. WAIVERS AND AMENDMENTS. No failure or delay by any party hereto to exercise any right, power or privilege hereunder (and no course of dealing between any of the parties or failure to insist upon strict compliance with each obligation, covenant agreement or condition hereof) shall operate as a waiver or estopped with respect to, any right, power or privilege. No waiver of any default on any one occasion shall constitute a waiver of a subsequent or other default. No single or partial exercise of any right, power or privilege shall preclude the further or complete exercise thereof at any time thereafter.

6. BROKERS. Seller and Buyer covenant and agree that neither has used the services of a Broker in negotiating this agreement and, in the event that any claim or demand is made by a Broker, claiming by or through an Agreement with either party hereto, said party shall hold the other party harmless against such claim or demand and all expenses related thereto. Nothing in this paragraph shall preclude any party to this Agreement from seeking, at their own expense, competent professional counsel (attorney, accountant, business advisor, etc.) to review this Agreement, assist with regulatory filing, or other actions necessary for each party to perform this Agreement.

7. HEADINGS. The headings contained in the articles and paragraphs hereof are inserted for convenience only and shall not constitute part of the agreement of the parties or affect in any way the meaning or interpretation of this Agreement.

8. EXHIBITS. The parties agree that the following listed exhibits are an integral part of this agreement.

Exhibit A - (Reserved)
Exhibit B - (Reserved)
Exhibit C - (Reserved)
Exhibit D - End of Fiscal Year Financial Statements (and corresponding notes) Exhibit E - List of Insurance Companies with Consent Requirements
Exhibit F - (Reserved)
Exhibit G - (Reserved)
Exhibit H - Disclosure of Liabilities, Debts, Charges, Claims, Contracts and
            Assessments

Exhibit I - Employment Agreement

9. MEDIATION. Any issue, claim, dispute or controversy that may arise out of, in connection with or relating to this Agreement (including any exhibits, addenda or other document executed in connection herewith) or its breach, and which Buyer and Seller are not able to resolve themselves by negotiation, shall be submitted to mediation in a manner agreed to by Buyer and Seller. Seller and Buyer agree to use mediation to attempt to resolve such issue, claim or dispute prior to filing any arbitration action, complaints, charges, claims or other proceeding. Buyer and Seller will select an independent mediator agreeable to both parties. The mediator will communicate with the parties to arrange and convene the mediation process that will be most efficient, convenient and effective for both parties. The costs of the mediation and fees of the mediator will be borne equally by Buyer and Seller; however, each party will be responsible for the payment of the fees of his or its own counsel. The parties will cooperate with the mediator in coming to a reasonable agreement on the mediation arrangements which will include the time and place for conducting the mediation, who will attend or participate in the mediation and what information and written material will be exchanged before the mediation. The mediation will be conducted at a place agreeable to both Buyer and Seller.

10. ARBITRATION. Any issue, claim, dispute or controversy that may arise out of, in connection with or relating to this Agreement (including any exhibits, addenda or other document executed in connection herewith) or its breach, and which Buyer and Seller are not able to resolve through mediation, shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules. The award of the arbitrator shall be final as long as the award is rendered in conformity with statutory and decisional law, and may be entered in any court having jurisdiction. The parties authorize the arbitrator to order discovery proceedings, in the arbitrator's discretion, and on terms and conditions the arbitrator may consider appropriate, including depositions, interrogatories, requests for admission, and orders for the examination of documents, person and things. Such orders shall be binding on the parties. If any party fails to comply with a discovery order authorized by this clause, the arbitrator may assume that the evidence that would have been produced by complying with the order would have been unfavorable to the party that failed to comply with the order.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

Seller:                                   Buyer:  Brooke Corporation

/s/ Colin J. Davidson                     By /s/ Michael Hess
---------------------------                  -----------------------


/s/ Julie A. Davidson
---------------------------               --------------------------